UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-42389

BIOHARVEST SCIENCES INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

1140-625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 3, 2026, BioHarvest Sciences Inc. (the “Company”) issued a press release titled “BioHarvest Sciences Registers for Dual Listing on the Tel Aviv Stock Exchange (TASE)”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Thie 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No, 333-289908) and Form S-8 ( File No 333-288882)

SUBMITTED HEREWITH

Exhibits:

Exhibit	Description
99.1	News Release dated September 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOHARVEST SCIENCES INC.
(Registrant)

Date: September 3, 2026	/s/ David Ryan
Name: David Ryan
Title: Vice-President, Investor Relations & Secretary